Exhibit 99.1

Guardforce AI Announces Asia-Pacific Expansion with Headquarter Relocation to Singapore

Announces Merger with Guardforce AI Singapore Pte. Ltd.

NEW YORK, November 4, 2021 -- Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (Nasdaq: GFAI, GFAIW), an integrated security solutions provider in Asia, has announced today the Company has selected Singapore as its new corporate headquarters as part of a merger with Guardforce AI Singapore Pte. Ltd.

To facilitate the move, Guardforce AI has entered into a definitive agreement to merge with Guardforce AI Singapore Pte. Ltd. (former name: GF Robotics Pte. Ltd.). The definitive merger has been approved by Guardforce AI’s audit committee and board of directors and is expected to be completed by the middle of November. The merger will allow Guardforce AI to set up operations in Singapore within the robotics and cybersecurity sectors, a tactical move to expand the Company’s business in the Asia-Pacific region.

“The opportunity to move our headquarters to Singapore, as a result of the merger with Guardforce AI Singapore Pte. Ltd., is both a significant milestone and emblematic of our growth strategy here at Guardforce AI, said Terence Yap, Chairman of Guardforce AI. “Singapore is the Asia-Pacific hub for the development of cybersecurity, AI and robotics, and our goal is to be part of this vibrant ecosystem to enhance our competitive position. This move will facilitate our expansion in the Asia-Pacific region as we carefully seek further partnership opportunities in our new home base of Singapore, more specifically within the AI and cybersecurity segment.”

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (Nasdaq: GFAI, GFAIW) is a leading integrated security solutions provider that is trusted to protect and transport the high-value assets of public and private sector organizations. Developing and introducing innovative technologies that enhance safety and protection, Guardforce AI helps clients adopt new technologies and operate safely as the Asia Pacific business landscape evolves.

For more information, visit www.guardforceai.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. federal securities laws. We make such forward-looking statements pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act, Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this press release you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions, including the risks described in the reports and other documents we file with the Securities and Exchange Commission. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date of this press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Corporate Contact

Yu Hu

Email: yu.hu@guardforceai.com

Phone: (+852) 2838-3500

Media Relations

Patrick Yu

Email: patrick.yu@fleishman.com

Phone: (+852) 2586-7877

Investor Relations

Shannon Devine
Email: GFAI@mzgroup.us

Phone: +1 203-741-8811